

June 9, 2023

Thomas A. Ellman
Chief Financial Officer
GATX Corporation
233 South Wacker Drive
Chicago, IL 60606-7147

> **Re: GATX Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 001-02328**

Dear Thomas A. Ellman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Note 12 - Share-Based Compensation, page 87

1. We note disclosures in the last paragraph on page 48, second-to-last paragraph on page 87, and first paragraph on page 89, indicating that you have participating securities, as defined in FASB ASC 260-10-20, which may need to be considered in your computations of basic earnings per share pursuant to FASB ASC 260-10-45-61.

   For example, you state "The dividends that accrue on all stock options and stock appreciation rights are paid upon vesting and continue to be paid until the stock options or stock appreciation rights are exercised, canceled, or expire" and "We accrue dividends on all restricted stock units and pay those dividends when the awards vest."

   However, there is no indication among your disclosures on page 94 of how the participating securities have been reflected in your computations of basic earnings per share, using the two-class method prescribed by FASB ASC 260-10-45-60A.

Tell us how you have evaluated the terms of the participating securities relative to the requirements for using the two-class method in FASB ASC 260-10-45-60B, including your application of the guidance in FASB ASC 260-10-45-65 and 66. Also clarify the extent to which holders of unvested participating securities have nonforfeitable rights to dividends or dividend equivalents that would need to be included in your computations pursuant to FASB ASC 260-10-45-61A.

Please submit any revisions that you propose to apply or to clarify how you have applied or considered these requirements in presenting basic earnings per share.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation